EXHIBIT 5.1

1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com

November 13, 2006

Broadcaster, Inc.

9201 Oakdale Avenue, Suite 200
Chatsworth, CA  91311

Attention: Mr. Martin Wade, III,

     Chief Executive Officer

Re:

Opinion as to Legality

Dear Mr. Wade:

You have advised us that Broadcaster, Inc. (the “Company”) is filing with the United States Securities and Exchange Commission a Registration Statement on Form SB-2 with respect to 36,605,310 shares of common stock, no par value, which shares of common stock will be offered for sale by such common stock holders (including, certain shares upon exercise of options) (collectively, the “Holders”).

In connection with the filing of this Registration Statement, you have requested that we furnish you with our opinion as to the legality of (i) such of the Company’s shares of common stock as are presently outstanding and (ii) such shares as shall be offered by the Holders itself pursuant to the Prospectus which is part of the Registration Statement.

You have advised us that as of November 7, 2006, the Company’s authorized capital consists of 300,000,000 shares of common stock, no par value, of which  64,983,844  shares are issued and outstanding and 20,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding.

After having examined the Company’s Articles of Incorporation, as amended, bylaws, minutes, and the financial statements contained in the Prospectus, we are of the opinion that the 36,605,310 shares of common stock are or will be, when offered and sold with valid consideration received, fully paid and non-assessable, duly authorized and validly issued (assuming that the options are exercised and the exercise price received).

Mr. Martin R. Wade, III

November 13, 2006

We consent to the use of our name in the Prospectus under the caption “Legal Matters”.

Very truly yours,

/s/ Harris Cramer LLP

Harris Cramer LLP